[Strasburger & Price, L.L.P. Letterhead]
May 14, 2010
W. GARNEY GRIGGS
713.951.5613
Direct Fax: 832.397.3522
garney.griggs@strasburger.com
VIA EDGAR AND FEDEX
Securities and Exchange Commission
100 F. St, N.E.
Washington, D.C. 20549

Attn:	Ms. Anne Nguyen Parker, Branch Chief
Mr. Douglas Brown

RE:	GulfMark Offshore, Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form S-3
File No. 333-153459
Filed March 2, 2010
Ladies and Gentlemen:
On behalf of GulfMark Offshore, Inc. (the “Company”), enclosed are correspondence and documents relating to the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter to the Company dated March 22, 2010, as follows:
Undertakings, page II-3
1.
We note your inclusion of the undertaking provided by Item 512(i) of Regulation S-K. Please remove the undertaking or, in the alternative, explain why the undertaking is applicable and should be included.

Response:
          Concurrently with the filing of this letter via EDGAR, the Company is filing Post-Effective Amendment No. 2/A to Registration Statement on Form S-3 File No. 333-153459 (as amended by Post-Effective Amendment No. 1 and Post-Effective Amendment No. 2, the “Registration Statement”) which removes the Regulation S-K

Securities and Exchange Commission
Attn: Anne Nguyen Parker, Branch Chief
May 14, 2010

Item 512(i) undertaking. A marked copy of Post-Effective Amendment No. 2/A to the Registration Statement reflecting the deletion is enclosed for your convenience.
Exhibit 4.7 Form of Debt Securities Indenture
2.
We note from your exhibit index that you plan to file a form of indenture by amendment or subsequently incorporated by reference. Because indentures are qualified upon effectiveness of the registration statement pursuant to Section 309 of the Trust Indenture Act of 1939, the actual indentures should be filed as exhibits to this registration statement prior to its effectiveness. For additional guidance, you may wish to refer to Compliance and Disclosure Interpretations, Trust Indenture Act of 1939, Question and Answer 201.04 (available at www.sec.gov).

Response:
          Our existing Indenture and the First Supplemental Indenture thereto were previously filed as Exhibits 4.5 and 4.6. The Company has additionally filed with Post-Effective Amendment No. 2/A to the Registration Statement, a new indenture as Exhibit 4.7. as well as the form of note attached as Exhibit A to the indenture. The Company has also filed a Statement of Eligibility of Trustee on Form T-1 as Exhibit 25.1 to the Post-Effective Amendment No. 2/A to the Registration Statement.
Exhibit 5.1 Opinion of Strasburger & Price, LLP
3.
We note that you incorporate by reference Exhibit 5.1 of your Post-Effective Amendment No. 1 and that the consent of counsel in the incorporated legal opinion is limited to the use and filing of the opinion letter as Exhibit 5.1 to the Post-Effective Amendment No. 1 to the Registration Statement. Please obtain and file a new or revised opinion in which counsel has consented to the use and filing of its opinion in the Post-Effective Amendment No. 2.

Response:
          The Company has filed an updated opinion containing the consent of counsel as Exhibit 5.1 to Post-Effective Amendment No. 2/A to the Registration Statement.

Securities and Exchange Commission
Attn: Anne Nguyen Parker, Branch Chief
May 14, 2010

          Other than as set forth in this letter and for ministerial changes to reflect the passage of time since the filing of Post-Effective Amendment No. 2 to the Registration Statement, the Company has not made any other changes in Post-Effective Amendment No. 2/A to the Registration Statement.
The Company has advised us that it understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporate Finance in their review of its filings or in response to the staff comments on its filings.
For your convenience, we are enclosing a copy of your March 22, 2010 letter. We are filing this letter as well as Post-Effective Amendment No. 2/A to the Registration Statement via EDGAR. Please telephone the undersigned (713.951.5613) with any questions or comments you may have regarding the enclosed. In addition, please send copies of all correspondence with the Company directly to the undersigned at Strasburger & Price, LLP, 1401 McKinney, Suite 2200, Houston, Texas 77010.
Very truly yours,
/s/ W. Garney Griggs
W. Garney Griggs
WGG:rf
Enclosure

cc:	Mr. Quintin Kneen
Executive Vice President
GulfMark Offshore, Inc.
10111 Richmond Ave., Ste. 340
Houston, TX 77042